Exhibit 99.1

Trillion Energy Announces SASB Field Operational Update

March 18, 2025 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62), is pleased to announce an operational update for the SASB offshore gas project, Turkey.

In January 2025, the Company successfully installed new velocity string tubing in two tripod-based wells, Alapli-2 and Bayhanli-2, completing the operation within approximately two weeks. This follows the installation of similar tubing in four wells on the Akcakoca platform during the fall of 2024. In total, six wells have now been upgraded with the new smaller-diameter tubing to mitigate water loading and enhance production efficiency.

Following the velocity string program, the wells were injected with nitrogen to evacuate water, lower the bottom hole pressure and stimulate gas production. The wells responded positively to the nitrogen operation demonstrating the success of the velocity strings and confirming the effect of water reduction on the well performance.

In response to the recent operation results Trillion has selected several artificial lift techniques for various wells in an effort to enhance and sustain long-term production rates. The Company has secured a gas lift compressor system for the Akcakoca platform. This system will enable continuous gas lift injection into select wells to support production. Before deployment, the compressor will undergo testing on an onshore natural gas well, with modifications including piping, cabling, inverter, and separator installations.

Testing is scheduled to begin next week March 24, with final mobilization to the platform expected the following week. High pressure nitrogen injection is planned after the installation of the gas lift compressor to stimulate production.

Additionally, the Company is implementing several pump solutions to reduce water loading and optimize well performance. These enhancements include one Progressive Cavity Pump (PCP) and two slim-hole Electric Submersible Pumps (ESPs) attached to the new tubing. These strategic interventions are critical to sustaining long-term production rates and are expected to occur in the coming months.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. More information may be found on www.sedar.com, and our website.

Contact

Sean Stofer, Chairman

Brian Park, VP of Finance

1-778-819-1585

E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.